FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








NOTIFICATION OF MAJOR INTERESTS IN SHARES



Section 198 - Companies Act 1985

The Company was notified on 4 December 2006 that Credit Suisse, through its subsidiaries listed below, no longer have a notifiable interest as at 30 November 2006 in the ordinary shares of US$0.50 each in HSBC Holdings plc.

A copy of the letter of notification is quoted below.

N S Black

Assistant Secretary

HSBC Holdings plc



Letter to HSBC Holdings plc dated 4 December 2006 from Duncan Murray, AVP - Legal and Compliance, Credit Suisse Securities (Europe) Limited



"Dear Sirs,



HSBC Holdings plc ("The Company")



This notification relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").



We hereby notify you that on 30 November 2006, following disposal, Credit Suisse Securities (Europe) Limited, Credit Suisse International, Credit Suisse Securities (USA) LLC, Credit Suisse Investment Banking Division and Credit Suisse (Hong Kong) Limited no longer have a notifiable interest in shares of the Company for the purpose of section 198 of the Act





Yours faithfully,


Duncan Murray

AVP - Legal and Compliance"




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  04 December 2006